BB 3/9

SECURIT ION

09057941

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC Mail Processing Section

Washington, DC 106

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PRIVATE COMPANY MARKETPLACE INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box

140 Broadway, 46th floor, New York, NY 10005
(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louis Meade 212/858-7546
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hagan & Burns CPA's PC
(Name - if individual, state last, first, middle name)

120 Broadway, Suite 940 (Address) **New York** (City) **NY** (State) **10271** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

KA 3/12

OATH OR AFFIRMATION

I, Louis Meade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Company Marketplace Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Louis Meade

Signature

CEO

Title

Patricia A. Nelson

Notary Public

PATRICIA A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in Kings County
Commission Expires ... 30, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

HAGAN & BURNS
CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Private Company Marketplace, Inc.
(A Development Stage Company)

We have audited the accompanying statement of financial condition of Private Company Marketplace, Inc. (a development stage company) as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, which have been prepared on the basis of accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Private Company Marketplace, Inc. (a development stage company) as of December 31, 2008, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Hagan & Burns CPA's PC

Hagan & Burns CPA's P.C.

New York, New York
February 17, 2009

PRIVATE COMPANY MARKETPLACE INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

Assets	
Cash and cash equivalents	$ 24,016
Accrued interest receivable	22
Property and equipment - net of accumulated depreciation and amortization of $3,173	348,214
Total Assets	$ 372,252
Liabilities And Stockholders' Equity	
Liabilities	
Accrued expenses and other liabilities	$ 12,293
Convertible promissory note	82,813
Total Liabilities	95,106
Warrants	
Commitments And Contingent Liabilities	
Stockholders' Equity	
Common stock, $0.01 par value, 5,000,000 shares authorized, 2,171,170 shares issued and outstanding	21,712
Additional paid in capital	953,149
Accumulated deficit	(697,715)
Total Stockholders' Equity	277,146
Total Liabilities And Stockholders' Equity	$ 372,252

The accompanying notes are an integral part of these financial statements.

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenue	
Interest income	$ 22
Expenses	
Employee compensation and related expenses	20,638
Marketing costs	106,957
Occupancy	3,975
Professional fees	11,215
Depreciation and amortization	1,586
Other expenses	43,222
Total Expenses	187,593
Loss Before Provision For Income Taxes	(187,571)
Provision For Income Taxes	989
Net Loss	$ (188,560)

The accompanying notes are an integral part of these financial statements.

PRIVATE COMPANY MARKETPLACE INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Stockholders' Equity Beginning of year	$ 13,475	$ 714,299	$ (509,155)	$ 218,619
Capital Contributions	8,237	238,850		247,087
Net Loss			(188,560)	(188,560)
Stockholders' Equity End of year	$ 21,712	$ 953,149	$ (697,715)	$ 277,146

The accompanying notes are an integral part of these financial statements.

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash Flows Used By Operating Activities:	
Net loss	$ (188,560)
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	1,586
Changes in operating assets and liabilities	
Increase in accrued interest receivable	(22)
Increase in accrued liabilities	10,846
Net Cash Used By Operating Activities	(176,150)
Cash Flows Used By Investing Activities:	
Purchase of property and equipment	(139,709)
Net Cash Used By Investing Activities	(139,709)
Cash Flows Provided By Financing Activities:	
Convertible promissory note issued	82,813
Contributions to capital	247,087
Net Cash Provided By Financing Activities	329,900
Net Increase In Cash And Cash Equivalents	14,041
Cash And Cash Equivalents, Beginning of Year	9,975
Cash And Cash Equivalents, End of Year	$ 24,016
Supplemental Disclosures:	
Income taxes paid during 2008	$ 678
Interest paid during 2008	$ -0-

The accompanying notes are an integral part of these financial statements.

NOTE 1--Business And Summary Of Significant Accounting Policies

Private Company Marketplace, Inc. (a development stage company) (the "Company") was incorporated under the laws of the state of New York on February 11, 2005.

The Company is a development stage company that intends to offer a centralized web-based information clearing house and trading platform for accredited investors who invest in private (non-public) companies. To date, the Company's activities have been limited to the development of the web-site, raising equity capital, and marketing their services. There has been no revenue to date.

On August 7, 2007, the Company was approved as a member of the Financial Industry Regulatory Authority (FINRA).

The Company, as a broker-dealer, does not carry customer accounts and is exempt from Securities and Exchange Rule 15c-3-3 under paragraph k(2)(i).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Machinery and equipment are recorded at cost and depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally 3 years. Information technology asset is primarily related to the construction and development of the Company's web-based trading platform.

Information Technology Asset

The Company accounts for website development costs in accordance with the AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Information technology asset consist of external costs incurred to purchase and implement the website software and significant enhancements used in the Company's business. These costs are capitalized and will be amortized using the straight-line method over the estimated useful life of the asset of fifteen years commencing upon substantial completion and commercialization of the website. Costs associated with repair and maintenance of the existing sites are included in other expenses in the accompanying statement of operations.

Common stock

In order to effectuate the marketing plan and insure the company has adequate funding, the two (2) founding shareholders and officers have been a major provider of equity funding for the Company. The Company's board resolution established that these two (2) officers are to be issued shares of common stock in exchange for capital contributions at the rate of thirty ($.30) cents per share.

Warrants

The Company board's resolution established that the two (2) founding shareholders and officers be granted one (1) warrant for every common share issued to them. Each warrant has a term of ten (10) years and an exercise price of thirty ($.30) cents per share. During the year ending December 31, 2008, 773,624 of additional warrants were issued which brings the total number of warrants issued as of December 31, 2008 to 1,949,538. Management believes that these warrants have no discernable value as of December 31, 2008 and therefore no value has been assigned.

NOTE 2--Property And Equipment

Property and equipment at December 31, 2008 are comprised of the following:

Machinery and equipment	$ 4,759
Information technology assets	346,627
	351,387
Less: accumulated depreciation and amortization	3,173
	$ 348,214

NOTE 3 – Convertible Promissory Note

The note is a general unsecured obligation of the Company issued to a vendor. The note bears interest at the rate of 5% per annum, compounded annually. Total interest expense accrued for this note for the year ended December 31, 2008 is $299. The note and accrued interest shall be due and payable on demand by lender at any time after the first anniversary date.

The note and accrued interest is convertible into common shares upon the earlier of: (i) the Company's receipt, on or after the first anniversary of the date hereof, and satisfaction of the 500 condition, of written notice from lender of its intent to convert such principal and interest into common stock (a "post-maturity conversion notice'), or (ii) the Company's receipt, within the fifteen (15) day period prior to a change of control, as defined below, of written notice from lender of its intent to convert such principal and interest into common stock (a "change of control conversion notice"). The number of shares of common stock to be issued upon such conversion shall be equal to the quotient obtained by dividing (a) the outstanding principal and accrued but unpaid interest due on this note on the date of conversion, by (b) in the event lender has delivered a change of control conversion notice, the lesser of (1) the value attributed to each share of common stock in the change of control and (2) the base common conversion price, and in all other cases, the base common conversion price. The "base common conversion price" shall equal that amount per share of common stock implying a pre-conversion valuation of the Company's outstanding common stock of $7,500,000 (assuming the full conversion or exercise or all securities convertible into or exercisable for shares of common stock).

As of December 31, 2008, the Company estimates that this note would be convertible into 45,039 shares if all conditions above had been satisfied.

NOTE 4--Commitments And Contingent Liabilities

At December 31, 2008, the Company is obligated under a lease for office space, which expires on April 30, 2009.

Approximate future minimum annual rental payments under the lease are as follows:

Year Ending December 31	
2009	$ 960

Rent expense for the year ended December 31, 2008 approximated $3,975.

NOTE 5--Income Taxes

The provision for income taxes consists of the following:

Federal	$ 0
New York State	679
New York City	310
Total	$ 989

As of December 31, 2008, the Company had Federal and State net operating loss carryforwards of approximately $719,000 and $718,000 respectively, that which will begin to expire in the year 2025.

NOTE 6--Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital deficit of $(71,090), which was $77,430 below the amount required. As of the date of this report, the Company was in the process of filing telegraphic notices to the appropriate regulatory bodies. The Company's ratio of aggregate indebtedness to net capital was (1.34) at December 31, 2008.

Supplementary Information

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Net Capital	
Total stockholders' equity	$ 277,146
Deductions and/or charges	
Non-allowable assets	(348,236)
Net capital before haircuts on securities positions	(71,090)
Haircuts on securities positions	-0-
Net Capital Deficit	$ (71,090)
Aggregate Indebtedness	
Items included in the statement of financial condition	
Accounts payable and accrued liabilities	$ 95,106
Computation Of Basic Net Capital Requirement	
Minimum net capital required	$ 6,340
Ratio: Aggregate indebtedness to net capital	(1.34)

Note: There is no material difference between this computation of net capital and the corresponding computation prepared by the Company and included in the Company's amended unaudited Part IIA Focus Report filing as of the same date.

HAGAN & BURNS
CPA'S, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Private Company Marketplace, Inc.
(A Development Stage Company)

In planning and performing our audit of the financial statements of Private Company Marketplace, Inc. (a development stage company) (the "Company") for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission") we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve Systems, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hagan & Burns CPA's PC

Hagan & Burns CPA's, P.C.

New York, New York
February 17, 2009

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2008

PRIVATE COMPANY MARKETPLACE, INC.
(A DEVELOPMENT STAGE COMPANY)
INDEX
DECEMBER 31, 2008

Facing Page	1
Independent Auditors' Report	2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10
Supplementary Information	11
Computation of Net Capital	12
Aggregate Indebtedness	12
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	13-14